Proxy form

[Pursuant to Section 105 (6) of the Companies Act, 2013 and rule 19 (3) of the Companies (Management and Administration) Rules, 2014]

INFOSYS LIMITED

CIN: L85110KA1981PLC013115

Electronics City, Hosur Road, Bangalore 560 100, India, Tel: 91 80 2852 0261, Fax: 91 80 2852 0362

investors@infosys.com | www.infosys.com

Extraordinary General Meeting – July 30, 2014

Name of the member(s)	
Registered address	
Email	
Folio no. / Client ID	
DP ID	

I / We, being the member(s) of .... shares of the above named company, hereby appoint

Name : .... Email : ....

Address : ....

.... Signature : ____________________

or failing him / her

Name : .... Email : ....

Address : ....

.... Signature : ____________________

or failing him / her

Name : .... Email : ....

Address : ....

.... Signature : ____________________

(contd...)

as my / our proxy to attend and vote (on a poll) for me / us and on my / our behalf at the Extraordinary General Meeting of the Company, to be held on Wednesday, July 30, 2014, at 3:00 p.m. IST, at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India and at any adjournment thereof in respect of such resolutions as are indicated below:

Resolution number	Resolution	Vote *(optional see Note 2)* (Please mention no. of shares)		
		For	Against	Abstain
Special business				
1	Appointment of Dr. Vishal Sikka as the Chief Executive Officer and Managing Director			
2	Appointment of K. V. Kamath as an Independent Director			
3	Appointment of R. Seshasayee as an Independent Director			

Signed this ………………………………….. day of July, 2014.

……………………………………

Signature of the member

……………………………………

Signature of the proxy holder(s)

Affix revenue stamp of not less than ₹0.15

Notes:

1. *This form, in order to be effective, should be duly stamped, completed, signed and deposited at the registered office of the Company, not less than 48 hours before the meeting.*
2. *It is optional to indicate your preference. If you leave the 'for, against or abstain' column blank against any or all resolutions, your proxy will be entitled to vote in the manner as he / she may deem appropriate.*

Attendance slip

INFOSYS LIMITED

CIN: L85110KA1981PLC013115
Electronics City, Hosur Road, Bangalore 560 100, India, Tel: 91 80 2852 0261, Fax: 91 80 2852 0362
investors@infosys.com | www.infosys.com

Extraordinary General Meeting – July 30, 2014

Registered Folio no. / DP ID no. / Client ID no. :

Number of shares held

I certify that I am a member / proxy for the member of the Company.

I hereby record my presence at the Extraordinary General Meeting of the Company held at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India, on Wednesday, July 30, 2014, at 3:00 p.m. IST.

....
Name of the member / proxy
(in BLOCK letters)

....
Signature of the member / proxy

Note: Please fill up this attendance slip and hand it over at the entrance of the meeting hall. Members are requested to bring their copies of the Notice to the EGM.